Exhibit 99.1

Draganfly to Present at 2026 Raymond James Aerospace, Defense & Government Services Conference

CEO Cameron Chell “See First, Act First: Sensing the Modern Battlespace” Panelist in Washington, D.C.

Washington, DC — October 8, 2026 — Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) (“Draganfly” or the “Company”), an award-winning, industry-leading developer of drone solutions and systems, today announced that Cameron Chell, President and Chief Executive Officer, will participate in the 2026 Raymond James Aerospace, Defense & Government Services Conference being held today at Nationals Park in Washington, D.C.

Raymond James Financial, Inc. is a diversified financial services firm providing private client, capital markets, asset management, banking and other services to individuals, corporations and institutions. The firm has an established presence across the United States and Canada, as well as operations in the United Kingdom and Europe.

The conference brings together leaders from across the aerospace, defense, government services and technology sectors to discuss emerging capabilities, industry priorities and the evolving national security landscape.

Chell will participate in the panel “See First, Act First: Sensing the Modern Battlespace,” scheduled for 2:00 p.m. to 2:25 p.m. ET. The discussion will examine the evolving sensor-to-decision chain in modern warfare, including the use of artificial intelligence in threat detection and classification, distributed sensing, electronic warfare, command-and-control integration, and the role of human judgment within increasingly autonomous systems.

Chell will be joined by Brad Garber, Chief Strategy Officer of Hidden Level; Chad Kettering, Chief Executive Officer of Herrick Technology Laboratories; and Andrew Maner, Executive Chairman of Protora. The panel will be moderated by Daniel Bilak of Kinstellar.

“Modern defense environments are creating an urgent requirement for systems that can sense, interpret and respond faster while remaining adaptable at the edge,” said Cameron Chell, President and CEO of Draganfly. “We look forward to contributing to the discussion around how unmanned systems, sensors, AI and integrated technologies are changing the way operators build situational awareness and make mission-critical decisions.”

Draganfly representatives will also participate in meetings during the conference with members of the investment and defense communities as the Company continues to advance its position within the North American defense and unmanned systems market.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8) is a leader in cutting-edge drone solutions and software that are transforming industries and serving stakeholders globally. Recognized for innovation and excellence for over 25 years, Draganfly delivers award-winning technology to the public safety, civil, military, agriculture, industrial inspection, security, mapping, and surveying markets. The Company is driven by passion, ingenuity, and a mission to provide efficient solutions and first-class services to customers worldwide, saving time, money, and lives.

For more information, visit www.draganfly.com.

For investor details, visit:

NASDAQ (DPRO)

CSE (DPRO)

FSE (3U8)

Media Contact

Erika Racicot

Email: media@draganfly.com

Company Contact

Cameron Chell

Chief Executive Officer

(306) 955-9907

Email: info@draganfly.com